Exhibit 4.94

Summary of the Rural Partnership Agreement, entered into on May 25, 2022, in connection with Fazenda Regalito.

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the economic group interested in entering into a rural partnership agreement; and with Luiz Alfredo Feresin de Abreu, as the owner of the land.

Purpose: Granting of the possession, for twelve years, counted as of June 1, 2022 (commencement date of the term), of a total area equivalent to 5,714 arable hectares of Regalito Farm on behalf of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. BrasilAgro – Companhia Brasileira de Propriedades Agrícolas shall be entitled to approximately 83.5% of the earnings, and Luiz Alfredo Feresin de Abreu shall be entitled to the remaining 16.5% of the earnings therefrom.